UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           DecisionOne Holdings Corp.
                                (Name of Issuer)



                      Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   243458 10 0
                                 (CUSIP Number)

                                  David P. Kreisler, Esq.
                           Hutchins, Wheeler & Dittmar
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 951-6600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 23, 1999
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note:  Schedules filed in paper format shall include a signed original
          and  five  copies  of  the  schedule,   including  all  exhibits.  See
          ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 243458 10 0

1.   NAME OF REPORTING PERSON - Thomas H. Lee Equity Fund III, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-3279871

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)     [ ]
     (b)     [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                    [    ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

                        7.    SOLE VOTING POWER            0
NUMBER OF
SHARES                  8.    SHARED VOTING POWER          0
BENEFICIALLY
OWNED BY
EACH                    9.    SOLE DISPOSITIVE POWER       0
REPORTING
PERSON WITH

                       10.    SHARED DISPOSITIVE POWER     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      0


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0

14.  TYPE OF REPORTING PERSON  PN

CUSIP No. 243458 10 0

1.   NAME OF REPORTING PERSON - Thomas H. Lee Foreign Fund III, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)     [ ]
     (b)     [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                    [    ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

                        7.    SOLE VOTING POWER            0
NUMBER OF
SHARES                  8.    SHARED VOTING POWER          0
BENEFICIALLY
OWNED BY
EACH                    9.    SOLE DISPOSITIVE POWER       0
REPORTING
PERSON WITH

                       10.    SHARED DISPOSITIVE POWER     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      0


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0

14.  TYPE OF REPORTING PERSON  PN

CUSIP No. 243458 10 0



1.   NAME OF REPORTING PERSON -
                Thomas H. Lee Equity Advisors III Limited Partnership

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-3279882

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS  00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(D) OR 2(E)                               [   ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts

                  7.   SOLE VOTING POWER                  0
NUMBER OF
SHARES            8.   SHARED VOTING POWER                0
BENEFICIALLY
OWNED BY
EACH              9.   SOLE DISPOSITIVE POWER             0
REPORTING
PERSON WITH

                 10.   SHARED DISPOSITIVE POWER           0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               0%

14.  TYPE OF REPORTING PERSON    PN

CUSIP No. 243458 10 0

1.   NAME OF REPORTING PERSON - THL Equity Trust III

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-3279892

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)   [ ]
           (b)   [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS  N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(D) OR 2(E)                                          [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION  Massachusetts

                7.    SOLE VOTING POWER                    0
NUMBER OF
SHARES          8.    SHARED VOTING POWER                  0
BENEFICIALLY
OWNED BY
EACH            9.    SOLE DISPOSITIVE POWER               0
REPORTING
PERSON WITH

                10.    SHARED DISPOSITIVE POWER            0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0%

14.  TYPE OF REPORTING PERSON  OO

CUSIP No. 243458 10 0

1.   NAME OF REPORTING PERSON - THL Co-Investors III-A, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-3361519

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)   [  ]
           (b)   [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS  N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(D) OR 2(E)                                          [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION  Massachusetts

                7.    SOLE VOTING POWER                    0
NUMBER OF
SHARES          8.    SHARED VOTING POWER                  0
BENEFICIALLY
OWNED BY
EACH            9.    SOLE DISPOSITIVE POWER               0
REPORTING
PERSON WITH

                10.    SHARED DISPOSITIVE POWER            0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0%

14.  TYPE OF REPORTING PERSON  OO

CUSIP No. 243458 10 0

1.   NAME OF REPORTING PERSON - THL Co-Investors III-B, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-3361521

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)   [  ]
           (b)   [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS  N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(D) OR 2(E)                                          [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION  Massachusetts

                7.    SOLE VOTING POWER                    0
NUMBER OF
SHARES          8.    SHARED VOTING POWER                  0
BENEFICIALLY
OWNED BY
EACH            9.    SOLE DISPOSITIVE POWER               0
REPORTING
PERSON WITH

                10.    SHARED DISPOSITIVE POWER            0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0%

14.  TYPE OF REPORTING PERSON  OO

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares") of DecisionOne Holdings Corp., a Delaware corporation ("DecisionOne"). The principal executive offices of DecisionOne are located at 50 East Swedesford Road, Frazer, Pennsylvania, 19355.

Item 2.  Identity and Background.

(a) - (c) and (f)

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Thomas H. Lee Equity Fund III, L.P., a Delaware limited partnership ("Equity Fund III"), (2) Thomas H. Lee Foreign Fund III, L.P., a Delaware limited partnership ("Foreign Fund III"), (3) Thomas H. Lee Equity Advisors III Limited Partnership, a Massachusetts limited partnership ("Advisors III"), (4) THL Equity Trust III, a Massachusetts business trust ("Trust III"), (5) THL Co-Investors III-A, LLC, a Massachusetts limited liability corporation ("Investors III-A") and (6) THL Co-Investors III-B, LLC, a Massachusetts limited liability corporation ("Investors III-B").

The address of each of the Reporting Persons is c/o Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109.

Each of Equity Fund III, Foreign Fund III, Investors III-A and Investors III-B are principally engaged in the business of investment in securities. Advisors III is principally engaged in the business of serving as general partner of Equity Fund III and Foreign Fund III. Trust III is principally engaged in the business of serving as general partner of Advisors III.

Due to an existing arrangement between Equity Fund III, Advisors III and Trust III, each of Equity Fund III, Advisors III and Trust III could be deemed to be the beneficial owner of all Shares beneficially owned by Equity Fund III. Advisors III and Trust III each disclaim beneficial ownership of such Shares.

Due to an existing arrangement between Foreign Fund III, Advisors III and Trust III, each of Foreign Fund III, Advisors III and Trust III could be deemed to be the beneficial owner of all Shares beneficially owned by Foreign Fund III. Advisors III and Trust III each disclaim beneficial ownership of such Shares.

Attached as Schedule A to this Schedule 13D is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D.

(d) and (e)

None of the Reporting Persons or any of their officers or trustees has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

None of the Reporting Persons or any of their officers or trustees has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

See Item 4 below.,

Item 4.  Purpose of Transactions.

On December 23, 1999 the THL entities sold all of the Shares to Joseph H. Newberg for $1.00.

Item 5.  Interest in Securities of the Issuer.

See Item 4 above.


(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

Item 7.  Material to be Filed as Exhibits.

   Exhibit 1:            Joint filing agreement among the Reporting Persons

                                   Schedule A

Each of the following individuals is a United States citizen, and is employed by the Thomas H. Lee Company, 75 State Street, Boston, Massachusetts, 02109.

THL Equity Trust

Officers:

Chairman                  Thomas H. Lee
                          1 Old Farm Road, Lincoln, MA 01773

President                 David V. Harkins
                          8 Corn Point Road, Marblehead, MA 01945

Vice Presidents           C. Hunter Boll
                          45 Fletcher Street, Winchester, MA 01890

                          Thomas R. Shepherd
                          172 Harvard Road, Stow, MA 01775

                          Anthony J. DiNovi
                          167 Commonwealth Avenue,#9, Boston, MA 02116

                          Thomas M. Hagerty
                          256 Beacon Street, Apt. #4, Boston, MA 02116

                          Joseph J. Incandela
                          139 Abbott Road, Wellesley Hills, MA 02181

                          Scott A. Schoen
                          65 Laurel Road, Weston, MA 02193

                          Warren C. Smith, Jr.
                          38 Coolidge Lane, Dedham, MA 02026

                          Scott M. Sperling
                          4 Moore Road, Wayland, MA 01778

                          Seth W. Lawry
                          330 Dartmouth Street, Apt.#7S,
                          Boston, MA     02116

Treasurer                 Wendy L. Masler
                          11 Waverly Street, #3, Brookline, MA 02115

Assistant Treasurer       Andrew D. Flaster
                          69 Wilshire Park, Needham, MA 02192

Clerk                     Wendy L. Masler
                          11 Waverly Street, #3, Brookline, MA 02115

Assistant Clerks          Charles W. Robins, Esq.
                          50 Lehigh Road, Wellesley, MA 02181


Trustees:

           Thomas H. Lee           1 Old Farm Road, Lincoln, MA 01773
           David V. Harkins        8 Corn Point Road, Marblehead, MA 01945
           C. Hunter Boll          45 Fletcher Street, Winchester, MA 01890
           Thomas R. Shepherd      172 Harvard Road, Stow, MA 01775
           Anthony J. DiNovi       167 Commonwealth Avenue, #9, Boston, MA 02116
           Thomas M. Hagerty       256 Beacon Street, Apt. #4, Boston, MA  02116
           Warren C. Smith, Jr.    38 Coolidge Lane, Dedham, MA 02026
           Scott M. Sperling       4 Moore Road, Wayland, MA 01778

THL Co-Investors III-A, LLC

Officers:

Chairman                 Thomas H. Lee
                         1 Old Farm Road, Lincoln, MA 01773

President                David V. Harkins
                         8 Corn Point Road, Marblehead, MA 01945

Vice Presidents          C. Hunter Boll
                         45 Fletcher Street, Winchester, MA 01890

                         Thomas R. Shepherd
                         172 Harvard Road, Stow, MA 01775

                         Anthony J. DiNovi
                         167 Commonwealth Avenue,#9,Boston, MA 02116

                         Thomas M. Hagerty
                         256 Beacon Street, Apt.#4, Boston, MA 02116

                         Joseph J. Incandela
                         139 Abbott Road, Wellesley Hills, MA  02181

                         Scott A. Schoen
                         65 Laurel Road, Weston, MA  02193

                         Warren C. Smith, Jr.
                         38 Coolidge Lane, Dedham, MA  02026

                         Scott M. Sperling
                         4 Moore Road, Wayland, MA  01778

                         Seth W. Lawry
                         330 Dartmouth Street, Apt.#7S, Boston, MA  02116

Treasurer                Wendy L. Masler
                         11 Waverly Street, #3, Brookline, MA 02115

Assistant Treasurer      Andrew D. Flaster
                         69 Wilshire Park, Needham, MA 02192

Clerk                    Wendy L. Masler
                         11 Waverly Street, #3, Brookline, MA 02115

Assistant Clerks         Charles W. Robins, Esq.
                         50 Lehigh Road, Wellesley, MA  02181



THL Co-Investors III-B, LLC

Officers:

Chairman                  Thomas H. Lee
                          1 Old Farm Road, Lincoln, MA 01773

President                 David V. Harkins
                          8 Corn Point Road, Marblehead, MA 01945

Vice Presidents           C. Hunter Boll
                          45 Fletcher Street, Winchester, MA 01890

                          Thomas R. Shepherd
                          172 Harvard Road, Stow, MA 01775

                          Anthony J. DiNovi
                          167 Commonwealth Avenue,#9, Boston, MA 02116

                          Thomas M. Hagerty
                          256 Beacon Street, Apt.#4, Boston, MA 02116

                          Joseph J. Incandela
                          139 Abbott Road, Wellesley Hills, MA 02181

                          Scott A. Schoen
                          65 Laurel Road, Weston, MA 02193

                          Warren C. Smith, Jr.
                          38 Coolidge Lane, Dedham, MA 02026

                          Scott M. Sperling
                          4 Moore Road, Wayland, MA 01778

                          Seth W. Lawry
                          330 Dartmouth Street, Apt.#7S, Boston, MA 02116

Treasurer                 Wendy L. Masler
                          11 Waverly Street, #3, Brookline, MA 02115

Assistant Treasurer       Andrew D. Flaster
                          69 Wilshire Park, Needham, MA 02192

Clerk                     Wendy L. Masler
                          11 Waverly Street, #3, Brookline, MA 02115

Assistant Clerk           Charles W. Robins, Esq.
                          50 Lehigh Road, Wellesley, MA 02181

                                   Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

                         THOMAS H. LEE EQUITY FUND III, L.P.
                         By: THL Equity Advisors III Limited Partnership,
                             its General Partner
                         By: THL Equity Trust III, its General Partner

                         By:   /s/ Wendy L. Masler
                               Name:    Wendy L. Masler
                               Title:      Vice President

                        THOMAS H. LEE FOREIGN FUND III, L.P.

                        By: THL Equity Advisors III Limited Partnership, its General Partner

                        By:  THL Equity Trust III, its General Partner

                        By:  /s/ Wendy L. Masler
                               Name:    Wendy L. Masler
                               Title:      Vice President

                        THOMAS H. LEE EQUITY ADVISORS III LIMITED PARTNERSHIP

                        By:  THL Equity Trust III, its General Partner

                        By:  /s/ Wendy L. Masler
                               Name:    Wendy L. Masler
                               Title:      Vice President



                         THL EQUITY TRUST III

                         By:   /s/ Wendy L. Masler
                         Name:   Wendy L. Masler
                         Title:      Vice President

                        THL CO-INVESTORS III-A, LLC

                        By:   /s/ Wendy L. Masler

                        THL CO-INVESTORS III-B, LLC

                        By:   /s/ Wendy L. Masler